UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39006

AMTD IDEA Group

(Registrant’s Name)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On April 26, 2022, AMTD IDEA Group, or the Company, entered into a share purchase agreement, or the Share Purchase Agreement, with GEM Global Yield LLC SCS, or the GEM investor, and GEM Yield Bahamas Limited. Pursuant to the Share Purchase Agreement, for a period of 72 consecutive months, the Company is entitled to draw down up to an aggregate limit of US$50 million in exchange for its Class A ordinary shares, at a per-share price equal to 90% of the average daily closing price during a 20-trading-day pricing period determined in accordance with the Share Purchase Agreement, subject to other terms and conditions therein. The Company concurrently entered into a registration rights agreement with the GEM investor and GEM Yield Bahamas Limited, granting the GEM investor certain customary registration rights in connection with securities issued and sold pursuant to the Share Purchase Agreement.

This current report on Form 6-K, including exhibits 99.1 and 99.2 hereto, are incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-264433) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Share Purchase Agreement, dated April 26, 2022 by and among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited

99.2	Registration Rights Agreement, dated April 26, 2022 by and among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA Group

By :	/s/ Xavier Ho Sum Zee
Name :	Xavier Ho Sum Zee
Title :	Chief Financial Officer

Date: April 27, 2022